EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Quarters Ended March 31,		For the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$505	$295	$664	$1,157	$1,272	$1,288	$1,077
Loss/(Income) from Equity Investees, Net of Distributions	2	13	11	(74)	(11)	9	28
Fixed Charges	240	232	966	894	718	615	577
Capitalized Interest and AFUDC	(33)	(24)	(109)	(81)	(33)	(16)	(11)
Preferred Securities Dividends Requirements of Subsidiaries	(18)	(14)	(60)	(75)	(100)	(99)	(85)

Earnings	$696	$502	$1,472	$1,821	$1,846	$1,797	$1,586

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$220	$214	$892	$803	$604	$506	$481
Interest Factor in Rentals	2	4	14	16	14	10	11
Preferred Securities Dividends Requirements of Subsidiaries	18	14	60	75	100	99	85

Total Fixed Charges	$240	$232	$966	$894	$718	$615	$577

Ratio of Earnings to Fixed Charges	2.90	2.16	1.52	2.04	2.57	2.92	2.75

(A)

The term “earnings” shall be defined as pretax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)

Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividends requirements of majority-owned subsidiaries stated on a pre-tax level.